7.00am BST

22 October 2026

TRADING UPDATE – October 2026

RELX, the global provider of information-based analytics and decision tools, reports strong underlying revenue growth for the first nine months of 2026 and reaffirms the full year outlook.

Highlights

➢Underlying revenue growth year to date +7%
➢Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers
➢We continue to develop these products by leveraging deep customer understanding to combine our unique content and comprehensive data sets with advanced technologies

Full year outlook

➢We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis

Risk

●Underlying revenue growth YTD +8%.
●Strong growth continues to be driven across segments by our deeply embedded, AI-enabled analytics and decision tools leveraging our unique contributory and proprietary datasets.
Business Services continues to be driven by Financial Crime Compliance and digital Fraud & Identity solutions, and strong new sales.
Insurance continues to be driven by the further innovation and adoption of contributory databases and market specific solutions, and strong new sales.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Scientific, Technical & Medical

●Underlying revenue growth YTD +6%.
●Strong growth supported by the increasing pace of new product introductions, and strong new sales. The improving long term growth trajectory continues to be driven by the evolution of the business towards higher growth, higher value analytics and decision tools.
Databases, Tools & Electronic Reference continues to be driven by the rollout and adoption of our AI-enabled solutions, built on industry-leading trusted content. Our recently launched research-grade AI workspace (LeapSpace) is receiving very positive customer feedback, and is seeing rapid usage growth.
Primary Research continues to be driven by volume growth, with article submissions growing very strongly.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Legal

●Underlying revenue growth YTD +10%.
●Strong growth continues to be driven by higher growth, higher value legal analytics and tools, and strong new sales.
Law Firms & Corporate Legal continues to be driven by the adoption of our integrated AI-enabled legal research and analytics platform with its comprehensive, verified, trusted content and continuously expanding agentic capabilities.
Government & Academic and News & Business continue to be driven by the extension of analytics and decision tools.
●Full year outlook: We expect continued strong underlying revenue growth with underlying adjusted operating profit growth exceeding underlying revenue growth.

Exhibitions

●Underlying revenue growth YTD +4%.
●Strong ongoing growth, reflecting the strong growth profile of our event portfolio, moderated by the impact of Middle East disruption. We continue to make good progress on value-enhancing digital initiatives for our customers.
●Full year outlook: We continue to expect strong underlying revenue growth, excluding the Middle East impact, with an improvement in adjusted operating margin over the prior full year.

Underlying growth rates are calculated at constant currency, and exclude the impact of acquisitions, disposals, assets held for sale, print and print-related, exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Paul Sullivan (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management or to develop capabilities in emerging technologies at an appropriate pace; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 37,000 people around 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £51bn/€61bn/$68bn.